

03035521

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc.	0001266346
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**

Form 8-K, October 20, 2003, Series 2003-W5	333-105957-05

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED

OCT 23 2003

THOMSON
FINANCIAL

RECD S.E.C.

OCT 22 2003

1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 20 , 2003

ARGENT SECURITIES INC.

By:
Name:
Title:

John P. Grazer
CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



































































